UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 16, 2024

___________________________

Commission File Number: 001-41676
____________________________________________

Himalaya Shipping Ltd.

(Translation of Registrant’s name into English)
____________________________________________

S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Consolidated Financial Statements for the three and six months ended June 30, 2024.

Exhibits.

Exhibit	Description
99.1	Unaudited Interim Financial Report for the three and six months ended June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Shipping Ltd.
(Registrant)

	By:	/s/ Herman Billung
	Name:	Herman Billung
August 16, 2024	Title:	Chief Executive Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This document and any other written or oral statements made by us in connection with this document may include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “aim,” “believe,” “assuming,” “anticipate,” “could,” “expect,” “intend,” “estimate,” “forecast,” “project,” “likely to,” “plan,” “potential,” “will,” “may,” “should,” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, trends in the global fleet, expected demand for vessels and utilization of the global fleet and our fleet, fleet growth, new orderings, yard capacity, statements about our dividend objectives and plans, and the statements in this document under the heading “Going Concern” in Note 1 of the Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2024 (the “Unaudited Consolidated Financial Statements”).

These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•compliance with the financial covenants in our sale and leaseback agreements;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under “Item 3. Key Information - D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no and expressly disclaim any obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2024 and 2023. Unless the context indicates otherwise, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. Unless otherwise indicated, all references to “$” in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2023.

Overview

We are a bulk carrier company with a fleet of 12 Newcastlemax dry bulk vessels in operation each with capacity in the range of 210,000 dwt. Our vessels are equipped with the latest generation dual fuel LNG technology, with fuel-saving devices and exhaust gas cleaning systems or “scrubbers”, which we believe make our vessels more fuel efficient, more cost effective, and environmentally friendly as compared to older dry bulk vessels without similar features.

We expect the dual fuel capability to be a benefit when LNG is economical to use. Two of our vessels, Mount Elbrus and Mount Aconcagua, are currently operating on LNG.

Second Quarter of 2024 and Recent Developments

See below a description of certain developments that have occurred in the second quarter of 2024 and since June 30, 2024:

Delivery of new vessels

We took delivery of three additional newbuilding vessels, Mount Denali, Mount Aconcagua and Mount Emai from New Times Shipyard in the second quarter of 2024 and the time charters with their respective charterers commenced shortly thereafter.

Financing

In conjunction with the delivery of Mount Denali, Mount Aconcagua and Mount Emai between April and June 2024, the sale and leaseback financing arrangements with CCB Financial Leasing Co., Ltd. (“CCBFL”) closed and we drew down $147.6 million.

From 180 days following the delivery of each newbuilding, each subsidiary under the CCBFL and Jiangsu sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel.

As of June 30, 2024, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease Mount Matterhorn and Mount Neblina, which is included in cash and cash equivalents as of June 30, 2024 as there are no legal restrictions on the bank account. The required total minimum cash balance increased by $4.6 million to $7.6 million in July 2024. This is due to the total minimum cash balance requirement in the subsidiaries that lease Mount Bandeira, Mount Hua and Mount Elbrus which were delivered in January 2024.

Cash distributions

In the quarter ended June 30, 2024, we paid cash distributions totaling $4.4 million.

In June 2024, the Company declared cash distributions of $0.04 per common share for a total of $1.8 million which was paid in July 2024.

In July 2024, we declared and paid cash distributions of $0.05 per common share for a total of $2.2 million, and in August 2024, we declared cash distributions of $0.06 per common share for a total of $2.6 million.

Operating and Financial Review

Set forth below is selected financial information for the six months ended June 30, 2024 and 2023.

	Six months ended June 30,
(in $ thousands)	2024	2023	Change	% Change
Total operating revenues	54,783	8,174	46,609	570%

Vessel operating expenses	(10,538)	(2,036)	(8,502)	418%
Voyage expenses and commission	(680)	(153)	(527)	344%
General and administrative expenses	(2,733)	(1,814)	(919)	51%
Depreciation and amortization	(11,899)	(2,357)	(9,542)	405%
Total operating expenses	(25,850)	(6,360)	(19,490)	306%
Operating income	28,933	1,814	27,119	1495%
Total financial expenses, net	(19,578)	(2,952)	(16,626)	563%
Net income / (loss) before income taxes	9,355	(1,138)	10,493	(922)%
Income tax expense	—	—	—	—%
Net income/ (loss)	9,355	(1,138)	10,493	(922)%

Six months ended June 30, 2024 compared with the six months ended June 30, 2023

Net income increased by $10.5 million to $9.4 million for the six months ended June 30, 2024 compared to a net loss of $1.1 million in the same period in 2023. This is primarily a result of the following:

Total operating revenues:

Time charter revenues increased by $46.6 million. The increase is a result of twelve vessels being in operation by the end of the six-month period ended June 30, 2024, with nine vessels in operation for the full six months ended June 30, 2024 plus an additional three vessels delivered in the second quarter of 2024, compared to four vessels in operation during the six months ended June 30, 2023. During the six months ended June 30, 2024, the vessels earned an average daily time charter equivalent (“TCE”) earnings, gross of $32,800/day, operating for a total of 1,733 days across the fleet compared to $25,700/day for a total of 330 days in the same period in 2023.

Set forth below is a reconciliation of average TCE earnings, gross (unaudited) to total operating revenues for the periods presented. See "Non-GAAP Financial Measures".

In $ thousands, except average daily TCE earnings and number of days	Six months ended June 30,
	2024	2023	Change	% Change
Total operating revenues	54,783	8,174	46,609	570%
Add: Address commissions	1,973	302	1,671	553%
Total operating revenues, gross	56,756	8,476	48,280	570%
Fleet operational days	1,733	330	1,403	425%
Average Daily TCE earnings Gross	32,800	25,700	7,100	28%

Vessel operating expenses:

Vessel operating expenses increased by $8.5 million. The increase is a result of twelve vessels being in operation by the end of the six-month period ended June 30, 2024 compared to four vessels in operation during the same period in 2023. Vessel operating expenses include, among others, crew costs, insurance, spares, lube oils and management fees. The average vessel operating expense per day across the fleet was $6,100 and $6,200 for the six months ended June 30, 2024 and 2023, respectively.

Average vessel operating expense per day is calculated by dividing vessel operating expenses by the number of calendar days the fleet operated in the six months ended June 30, 2024 and 2023 of 1,733 days and 330 days, respectively.

Voyage expenses and commission:

Voyage expenses and commission increased by $0.5 million. The increase is a result of twelve vessels being in operation by the end of the six-month period ended June 30, 2024 compared to four vessels in operation during the same period in 2023. Voyage expenses and commission are mainly comprised of brokers’ commissions.

General and administrative expenses:

General and administrative expenses increased by $0.9 million. The increase is primarily a result of an increase in administrative costs necessary to operate as a U.S. listed company following the Company’s U.S. IPO in April 2023, which primarily resulted in increases in Directors and Officers Liability insurance of $0.2 million, director and employee costs of $0.2 million, and management fees from 2020 Bulkers Management AS of $0.3 million.

Depreciation and amortization:

Depreciation and amortization increased by $9.5 million. The increase is a result of the increase in the number of depreciable assets. As of June 30, 2024, the Company had twelve vessels in operation, compared to four vessels in operation as of June 30, 2023.

Total financial expenses, net:

Set forth below is a breakdown of our total financial expenses, net for the periods presented.

	Six months ended June 30,
In $ thousands:	2024	2023	Change	% Change
Interest income	585	258	327	127%
Interest expense, net of amounts capitalized	(20,169)	(2,885)	(17,284)	599%
Other financial income (expenses), net	6	(325)	331	(102)%
Total financial expenses, net	(19,578)	(2,952)	(16,626)	563%

Interest income increased by $0.3 million. The overall increase is a result of an increase in the average cash balance during the six months ended June 30, 2024 compared to the same period in 2023, resulting in an increase in interest income.

Interest expense, net of amounts capitalized, increased by $17.3 million. The increase is mainly due to the increase in outstanding debt from $319.4 million as of June 30, 2023 to $740.8 million as of June 30, 2024 following the delivery of the Company’s vessels. The Company entered into sale and leaseback financing arrangements on vessels, whereby upon delivery, the vessels were sold to special purpose vehicles (“SPVs”) and leased back to the Company under bareboat charters. As of June 30, 2024, twelve vessels were operating under bareboat charters, compared to four vessels as of June 30, 2023.

Adjusted EBITDA: Adjusted EBITDA increased by $36.7 million to $40.8 million for the six months ended June 30, 2024 compared to the same period in 2023. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of Adjusted EBITDA to net income (loss) for the periods presented. See “Non-GAAP Financial Measures.”

	Six months ended June 30,
In $ thousands:	2024	2023	Change	% Change
Net income (loss)	9,355	(1,138)	10,493	(922)%
Depreciation and amortization	11,899	2,357	9,542	405%
Total financial expenses, net	19,578	2,952	16,626	563%
Income tax	—	—	—	—%
Adjusted EBITDA	40,832	4,171	36,661	879%

Liquidity and Capital Resources

We operate in a capital-intensive industry and have financed our purchase of newbuildings through a combination of equity capital, and sale and leaseback financing. Since the delivery of the six vessels in 2023 and the delivery of the remaining six vessels in 2024, we have financed our working capital requirements from cash generated from operations and equity offerings.

Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in dry bulk market rates for our vessels in the foreseeable future with corresponding effects on our short and medium-term liquidity.

Our short-term, medium-term and long-term liquidity requirements relate to funding working capital requirements and lease payments under our sale and leaseback agreements. In addition, our sale and leaseback agreements contain debt incurrence covenants which could limit our ability to raise debt financing to meet liquidity or other capital requirements.

Sources of short-term liquidity include cash, payments from customers under charters, and amounts available under our $10 million Revolving Credit Facility with Drew Holdings Limited, under which drawings are permitted until December 31, 2024.

As of June 30, 2024, we had cash and cash equivalents of $21.9 million. Our cash and cash equivalents are held primarily in U.S. dollars.

Borrowing Activities

As of June 30, 2024, we had principal debt outstanding of $740.8 million, of which $12.9 million and $13.2 million are payable in the remaining six months of 2024 and the first half of 2025, respectively.

As of June 30, 2024, we were in compliance with all our covenants under our financing arrangements. See Note 13 - Debt in our unaudited consolidated financial statements included herein for additional information.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

During the six months ended June 30, 2024, the Company drew $196.9 million on the financing to pay scheduled delivery installment on the “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”.

After 180 days following the delivery of each newbuilding, each subsidiary under the CCBFL sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel.

As of June 30, 2024, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Matterhorn” and “Mount Neblina,” which is included in cash and cash equivalents as of June 30, 2024 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements

The Company drew down $98.6 million from Jiangsu for delivery installments on “Mount Hua” and “Mount Bandeira” during the six months ended June 30, 2024.

After 180 days following the delivery of each newbuilding, each subsidiary under the Jiangsu sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel.

Cash Flows

The table below sets forth cash flow information for the periods presented.

	Six months ended June 30
In $ thousands	2024	2023	Change	% Change
Net cash provided by (used in) operating activities	28,819	(3,505)	32,324	(922)%
Net cash used in investing activities	(313,221)	(256,585)	(56,636)	22%
Net cash provided by financing activities	280,795	284,059	(3,264)	(1)%
Net (decrease) increase in cash and cash equivalents and restricted cash	(3,607)	23,969	(27,576)	(115)%
Cash and cash equivalents and restricted cash at beginning of period	25,553	263	25,290	9616%
Cash and cash equivalents and restricted cash at end of period	21,946	24,232	(2,286)	(9)%

Operating Activities

Net cash provided by operating activities increased by $32.3 million to $28.8 million for the six months ended June 30, 2024 compared to net cash used in operating activities of $3.5 million for the same period in 2023. The increase is primarily a result of the increase in operating profit in the six months ended June 30, 2024 due to an increase in the number of operating vessels and operating days.

Investing Activities

Net cash used in investing activities of $313.2 million for the six months ended June 30, 2024 is comprised of:

•$305.6 million for the final installment payments on the delivery of “Mount Bandeira,” “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” of which $98.6 million and $196.9 million were financed by the sale and leaseback arrangements with Jiangsu and CCBFL, respectively; and
•$7.6 million in newbuilding supervision fees and capitalized interest.

Net cash used in investing activities of $256.6 million for the six months ended June 30, 2023 is comprised of:

•$27.5 million for the third installment payments for “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”;
•$20.5 million for the fourth installment payments for “Mount Neblina”, “Mount Bandeira” and “Mount Hua”;
•$199.5 million for the fifth and sixth installment payments for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”; and
•$9.1 million in newbuilding supervision fees and capitalized interest.

Financing Activities

Net cash provided by financing activities of $280.8 million for the six months ended June 30, 2024 is comprised of:

•proceeds from issuance of long-term debt of $295.5 million, comprised of (i) $98.6 million drawn down under the sale and leaseback financing with Jiangsu, and (ii) $196.9 million drawn down under the sale and leaseback financing with CCBFL.

Partially offset by:

•repayments of long-term debt of $8.3 million;
•payment of deferred financing charges to other third parties such as lawyers and brokers of $1.6 million; and
•payment of cash distributions of $4.8 million.

Net cash provided by financing activities of $284.1 million for the six months ended June 30, 2023, is comprised of:

•$46.2 million for the proceeds, net of paid transaction costs such as underwriters’, listing, audit and legal fees, from our IPO in April 2023, including proceeds from the subsequent partial exercise of the over-allotment option; and
•proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender) of $251.7 million, comprised of (i) $200.0 million drawn down under the sale and leaseback financing with AVIC, (ii) $27.4 million drawn down as pre-delivery financing from Jiangsu, (iii) $20.6 million drawn down as pre-delivery financing from CCBFL, and (iv) $7.5 million drawn down under the bridge facility with DNB in March 2023, offset by deferred finance charges paid to lenders of $3.8 million; and
•proceeds from draw down on the Drew revolving credit facility of $1.0 million.

Partially offset by:

•payment of deferred financing charges to other third parties of $1.7 million;
•payments of installments on the sale leaseback financing with AVIC of $3.6 million;
•repayment of the Drew revolving credit facility of $2.0 million; and
•repayment of the bridge facility with DNB of $7.5 million.

Going Concern Assumption

Refer to Note 1 of our Unaudited Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measures, Average TCE Earnings, Gross and Adjusted EBITDA. We believe that these non-GAAP financial measures provide useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Average TCE Earnings, Gross	Total operating revenues	Time charter revenues and voyage charter revenues, add back address commission, and divided by operational days.	Provides additional meaningful information for investors to analyze our fleets’ daily income performance.
Adjusted EBITDA	Net income (loss)	Net income (loss) adjusted for: depreciation of vessels and equipment; total financial expenses, net; and income tax expense.	Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation, financing and tax items.

We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance.

We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for taxes, working capital or debt service.

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Himalaya Shipping Ltd.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Notes	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Operating revenues
Time charter revenues	8	31,202	6,732	54,783	8,174
Total operating revenues		31,202	6,732	54,783	8,174

Operating expenses
Vessel operating expenses		(5,610)	(1,784)	(10,538)	(2,036)
Voyage expenses and commissions		(346)	(143)	(680)	(153)
General and administrative expenses		(1,261)	(1,283)	(2,733)	(1,814)
Depreciation and amortization	11	(6,469)	(1,965)	(11,899)	(2,357)
Total operating expenses		(13,686)	(5,175)	(25,850)	(6,360)

Operating income		17,516	1,557	28,933	1,814

Financial income (expenses), net
Interest income		393	248	585	258
Interest expense, net of amounts capitalized	7	(11,037)	(2,587)	(20,169)	(2,885)
Other financial income (expenses), net		(9)	(333)	6	(325)
Total financial expenses, net		(10,653)	(2,672)	(19,578)	(2,952)

Net income (loss) before income tax		6,863	(1,115)	9,355	(1,138)
Income tax (expense) / credit	5	—	—	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.		6,863	(1,115)	9,355	(1,138)
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.		6,863	(1,115)	9,355	(1,138)

Basic and diluted earnings (loss) per share	6	0.16	(0.03)	0.21	(0.03)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	Notes	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	13	21,946	25,553
Trade receivables		1,034	811
Prepaid expenses and other current assets	9	6,551	6,443
Total current assets		29,531	32,807

Non-current assets
Newbuildings	10	—	132,646
Vessels and equipment, net	11	867,721	428,617
Other non-current assets	10	—	5,136
Total non-current assets		867,721	566,399
Total assets		897,252	599,206

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	13	23,467	19,795
Trade payables		1,977	1,693
Accrued expenses	12	9,222	2,531
Other current liabilities		3,357	1,281
Total current liabilities		38,023	25,300

Non-current liabilities
Long-term debt	13	701,984	419,701
Total non-current liabilities		701,984	419,701
Total liabilities		740,007	445,001
Commitment and contingencies	15

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2023: 140,010,000) shares, issued and outstanding 43,900,000 (2023: 43,900,000) shares	17	43,900	43,900
Additional paid-in capital	17	14,182	111,788
Contributed surplus	17	91,291	—
Retained earnings/(accumulated deficit)		7,872	(1,483)
Total shareholders’ equity		157,245	154,205
Total liabilities and shareholders’ equity		897,252	599,206

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Notes	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Cash Flows from Operating Activities
Net income (loss)		6,863	(1,115)	9,355	(1,138)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash compensation expense related to stock options		144	112	270	253
Depreciation of vessels	11	6,469	1,965	11,899	2,357
Amortization of deferred finance charges		581	566	1,087	686

Change in assets and liabilities:
Accounts receivable		261	(272)	(222)	(301)
Amounts due to/from related parties	16	—	(2,695)	—	(2,696)
Accounts payable		(78)	(1,728)	(472)	583
Accrued expenses		1,345	(350)	4,934	266
Other current and non-current assets		232	(888)	(108)	(3,434)
Other current liabilities		1,829	(1,668)	2,076	(81)
Net cash provided by (used in) operating activities		17,646	(6,073)	28,819	(3,505)

Cash Flows from Investing Activities
Additions to newbuildings		(159,408)	(125,770)	(313,221)	(256,585)
Net cash used in investing activities		(159,408)	(125,770)	(313,221)	(256,585)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs		—	46,195	—	46,195
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)	13	147,650	119,796	295,500	251,669
Other deferred finance charges paid		(410)	(1,033)	(1,558)	(1,753)
Proceeds from issuance of long-term debt from related party	16	—	—	—	1,020
Repayment of long-term debt from related party	16	—	—	—	(2,020)
Repayment of long-term debt		(4,869)	(2,364)	(8,318)	(3,552)
Repayment of short-term debt		—	(7,500)	—	(7,500)
Payment of cash distributions		(4,390)	—	(4,829)	—
Net cash provided by financing activities		137,981	155,094	280,795	284,059

Net (decrease) increase in cash, cash equivalents and restricted cash		(3,781)	23,251	(3,607)	23,969
Cash, cash equivalents and restricted cash at the beginning of the period		25,727	981	25,553	263
Cash, cash equivalents and restricted cash at the end of the period		21,946	24,232	21,946	24,232

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

Supplementary disclosure of cash flow information	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Non-cash additions in respect of newbuildings	—	(13,783)	—	(13,783)
Issuance of liabilities for newbuilding installments	—	13,783	—	13,783
Interest paid, net of capitalized interest	(9,579)	(2,799)	(15,219)	(4,265)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Equity
(In $ thousands except share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Accumulated deficit	Total equity
Balance as of December 31, 2022	32,152,857	32,153	61,171	—	(2,997)	90,327
Share-based compensation		—	141	—	—	141
Total comprehensive loss		—	—	—	(23)	(23)
Balance as of March 31, 2023	32,152,857	32,153	61,312	—	(3,020)	90,445
Issuance of common shares	8,630,000	8,630	41,424	—	—	50,054
Equity issuance costs			(5,082)	—	—	(5,082)
Share based compensation			112	—	—	112
Total comprehensive loss		—	—	—	(1,115)	(1,115)
Balance as of June 30, 2023	40,782,857	40,783	97,766	—	(4,135)	134,414

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings/(Accumulated deficit)	Total equity
Balance as of December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205
Transfer to contributed surplus		—	(97,876)	97,876	—	—
Share based compensation		—	126	—	—	126
Cash distributions to shareholders		—	—	(1,756)	—	(1,756)
Total comprehensive income		—	—	—	2,492	2,492
Balance as of March 31, 2024	43,900,000	43,900	14,038	96,120	1,009	155,067
Share based compensation		—	144	—	—	144
Cash distributions to shareholders		—	—	(4,829)	—	(4,829)
Total comprehensive income		—	—	—	6,863	6,863
Balance as of June 30, 2024	43,900,000	43,900	14,182	91,291	7,872	157,245

See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP and the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tonnes (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of June 30, 2024, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 13.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

As of June 30, 2024, the Company has cash and cash equivalents of $21.9 million. In addition, the Company has $10.0 million available to drawdown under the Drew revolving credit facility.

We believe that we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date these Unaudited Consolidated Financial Statements were issued. We have performed stress testing with respect to our forecasted cash positions under various scenarios, and accordingly we believe we will meet our obligations as and when they fall due.

Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2023, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2024. The Unaudited Consolidated Balance Sheet data for December 31, 2023 was derived from our audited annual financial statements. The amounts are presented in thousands of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2024, and its results of operations and cash flows for the three and six months ended June 30, 2024 and 2023.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the six months ended June 30, 2024 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2023.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU 2023-07 (Topic 280 Segment Reporting): Improvements to Reportable Segment Disclosures requiring disclosure of incremental segment information for all public entities to enable investors to develop more decision-useful financial analyses, such as:

1.On an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM);
2.On an annual and interim basis, other segment items by reportable segment with a description of its composition;
3.All annual disclosures about a reportable segment’s profit or loss and assets required by Topic 280 in interim periods;
4.One or more additional measures of segment profit if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and making decisions on how to allocate resources. However, the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements should be at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed);
5.The title and position of the CODM and how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and making decisions about how to allocate resources;
6.For an entity with a single reportable segment, all the disclosures required by the amendments and all existing segment disclosures under Topic 280.

ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update are required to be applied retrospectively to all periods presented in the financial statements, unless it is impracticable. There was no impact resulting from these amendments on our unaudited consolidated financial statements and no material impact on our related disclosures as presented in this interim set of accounts for the three and six months ended June 30, 2024.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2024:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2023-6 Disclosure Improvements - Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative	The amendments represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics. Amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.	The date on which SEC removes related disclosure or two years later	Under evaluation
ASU 2023-9 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures	The amendments improve the transparency of income tax disclosures by requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% .of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident.

	The amendments also improve the comparability and effectiveness of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with SEC Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that are no longer considered relevant or cost beneficial.	January 1, 2025	Under evaluation
ASU 2024-02 Codification Improvements - Amendments to Remove References to the Concepts Statements.
The amendments remove references to various Concepts Statements that were either (i) extraneous and not required to understand or apply the guidance, or (ii) used in prior statements to provide guidance in certain topics.
		January 1, 2025	Under evaluation

The FASB have issued further updates not included above as we do not believe that these are applicable to the Company

Note 4 - Segment

Our chief operating decision maker, or the CODM, being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated Group and we only have one reportable segment.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda.

Liberia
The vessel owning companies are not subject to tax on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of June 30, 2024 was 25%.

Note 6 - Earnings Per Share

The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Dilutive impact of the assumed conversion of potentially dilutive instruments which are 735,000 share options outstanding as at June 30, 2024 is shown as follows:

(in $ thousands except share and per share data)	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023
Basic earnings (loss) per share	0.16	(0.03)	0.21	(0.03)
Diluted earnings (loss) per share	0.16	(0.03)	0.21	(0.03)

Net income (loss)	6,863	(1,115)	9,355	(1,138)

Issued common shares at the end of the period	43,900,000	40,782,857	43,900,000	40,782,857
Weighted average number of shares outstanding for the period, basic	43,900,000	40,123,516	43,900,000	36,160,205
Dilutive impact of share options	17,309	—	8,654	—
Weighted average number of shares outstanding for the period, diluted	43,917,309	40,123,516	43,908,654	36,160,205

Diluted EPS excludes the potential effect of the assumed conversion of 620,000 share options outstanding as at June 30, 2023 as these were anti-dilutive.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 7 - Interest Expense

(in $ thousands )	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023

Interest expense, gross	11,719	4,716	22,125	6,726
Capitalized interest on newbuildings	(682)	(2,129)	(1,956)	(3,841)
Interest expense, net	11,037	2,587	20,169	2,885

Note 8 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ thousands )	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023

Time charter revenues	31,202	6,732	54,783	8,174

Time charter revenues on our index-linked charters were $14.8 million and $23.4 million in the three and six months ended June 30, 2024, respectively, and $4.1 million and $4.8 million in the three and six months ended June 30, 2023, respectively.

Note 9 - Prepaid expenses and other current assets

	June 30, 2024	December 31, 2023
(in $ thousands)
Prepaid interest(1)	2,403	2,410
Other prepaid expenses(2)	2,057	997
Inventory	1,289	634
Other current assets(3)	802	2,402
Total	6,551	6,443

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid operating expenses and cash advance to crew for delivered vessels.

(3) Other current assets mainly relate to funding advanced to vessel managers.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 10 - Newbuildings

The table below sets forth the carrying value of our newbuildings:

	June 30, 2024	December 31, 2023
(in $ thousands)
Opening balance	132,646	176,145
Installment payments (1)	310,773	378,305
Capitalized interest	1,956	7,805
Other capitalized costs (2)	5,628	8,126
Reclassification to Vessels and equipment (3)	(451,003)	(437,735)
Total	—	132,646

(1) Installment payments in the six months ended June 30, 2024 include $310.8 million for the fifth and sixth installments net of address commissions to New Times Shipyard for newbuildings “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Of this amount, $5.1 million relating to the sixth installments for “Mount Bandeira” and “Mount Hua” was paid in December 2023 in advance of their deliveries in January 2024 and were presented as “Other non-current assets” on the consolidated balance sheet as of December 31, 2023.

The Company drew down $295.5 million on the sale and leaseback financing to fund these installments and the installment payments were made by CCBFL and Jiangsu (as these terms are defined in Note 13) on behalf of the Company.

(2) Other capitalized costs include direct costs associated with the supervision of our newbuilding program.

(3) “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” were delivered in the six months ended June 30, 2024 and their corresponding costs were reclassified to Vessels and equipment (see Note 11 - Vessels and Equipment, net).

Note 11 - Vessels and Equipment, net

Vessels and Equipment
(in $ thousands)
Cost
As of January 1, 2024	437,735
Additions	451,003
As of June 30, 2024	888,738

Vessel and Equipment
(in $ thousands)
Depreciation and Amortization
As of January 1, 2024	(9,118)
Charge for the period	(11,899)
As of June 30, 2024	(21,017)

Net book value as of June 30, 2024	867,721

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

The table below presents the dates the vessels were delivered to the Company:

Vessel	Delivery Date
Mount Norefjell	March 2, 2023
Mount Ita	March 9, 2023
Mount Etna	April 13, 2023
Mount Blanc	May 31, 2023
Mount Matterhorn	July 13, 2023
Mount Neblina	August 29, 2023
Mount Bandeira	January 5, 2024
Mount Hua	January 8, 2024
Mount Elbrus	January 11, 2024
Mount Denali	April 19, 2024
Mount Aconcagua	June 6, 2024
Mount Emai	June 13, 2024

During the six months ended June 30, 2024, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of June 30, 2024 and concluded that no such events occurred. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 12 - Accrued expenses

Accrued expenses comprise of:

	June 30, 2024	December 31, 2023
(in $ thousands)
Accrued interest(1)	5,453	1,318
Cash distributions payable(2)	1,756	—
Accrued operating expenses	1,525	724
Other accrued expenses(3)	488	489
Total	9,222	2,531

(1) Accrued interest pertains to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the lease for these vessels are paid in arrears. Six vessels were delivered in the six months ended June 30, 2024 which contributed to the increase in accrued interest at June 30, 2024.

(2) In June 2024, the Board approved a cash distribution of $0.04 per share for May 2024 which was paid in July 2024.

(3) Other accrued expenses include accruals for commissions, audit, legal and management fees.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 13 - Debt

	June 30, 2024	December 31, 2023
(in $ thousands)

Total debt, net of deferred finance charges	725,451	439,496
Less: Current portion of long-term debt, net of deferred finance charges	(23,467)	(19,795)
Long-term debt, net of deferred finance charges	701,984	419,701

	June 30, 2024	December 31, 2023
(in $ thousands)
Vessel financing (Mount Norefjell)	60,045	61,297
Vessel financing (Mount Ita)	60,050	61,302
Vessel financing (Mount Etna)	60,610	61,812
Vessel financing (Mount Blanc)	60,458	61,681
Vessel financing (Mount Matterhorn)	61,518	62,509
Vessel financing (Mount Neblina)	61,535	62,509
Vessel financing (Mount Hua)	62,525	13,683
Vessel financing (Mount Bandeira)	62,525	13,683
Vessel financing (Mount Elbrus)	62,525	13,783
Vessel financing (Mount Denali)	63,000	13,783
Vessel financing (Mount Aconcagua)	63,000	13,783
Vessel financing (Mount Emai)	63,000	13,783
Total debt, gross	740,791	453,608
Less: Deferred finance charges	(15,340)	(14,112)
Total debt, net of deferred finance charges	725,451	439,496

The outstanding debt, gross of deferred finance charges, as of June 30, 2024, is repayable as follows:

Year ending December 31
(in $ thousands)
2024 (remaining six months)	12,900
2025(1)	26,913
2026	26,064
2027	27,539
2028	29,563
Thereafter	617,812
Total	740,791
Deferred finance charges	(15,340)
Total debt, net of deferred finance charges	725,451

(1) $13.2 million repayable in the six months ended June 30, 2025.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has entered into sale and leaseback transactions accounted for as financing transactions. In February 2022, the Company entered into sale and leaseback arrangements with AVIC for the first four newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” which have been delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping received pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million paid for each of the third and fourth installments). As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of AVIC the first four newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by AVIC. The vessels were delivered in 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declines to $47.2 million after year 7.

In February 2023, the sale and leaseback agreements for the first four newbuildings were amended whereby AVIC agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin of 4.5% for the period until June 30, 2023; and b) Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

In the year ended December 31, 2023, the Company has drawn $200.0 million on the financing to pay scheduled delivery installments for the first four newbuildings. The carrying value of Vessels and equipment financed by AVIC is $277.2 million as of June 30, 2024. The amount outstanding under the facility was $241.2 million and $246.1 million as of June 30, 2024 and December 31, 2023, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

In April 2022, the Company entered into sale and leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, CCBFL is to provide pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million and $6.9 million, respectively) to be paid for each of the third and fourth installment for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of CCBFL the relevant newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by CCBFL. The financing amount for each of the vessels is the lower of 90% of the newbuilding contract price and $63.0 million. The vessels were chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

During the six months ended June 30, 2024, the Company drew $196.9 million (year ended December 31, 2023: $160.6 million) on the financing to pay scheduled delivery installments. The amount outstanding under the facility was $374.6 million and $180.2 million as of June 30, 2024 and December 31, 2023, respectively.The carrying value of newbuildings financed by CCBFL was $87.7 million as of December 31, 2023. The carrying value of vessels and equipment financed by CCBFL was $443.5 million and $146.5 million as of June 30, 2024 and December 31, 2023, respectively.

After 180 days of the delivery of each newbuilding, each subsidiary under the CCBFL sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of June 30, 2024, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Matterhorn” and “Mount Neblina,” which are included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of June 30, 2024 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale and leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua”. The novation was accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale and leaseback arrangements remain unchanged. Upon delivery of the relevant vessels from New Times Shipyard in January 2024, the vessels were sold to companies owned and designated by Jiangsu and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The Company drew down $98.6 million from Jiangsu for delivery installments on the “Mount Hua” and “Mount Bandeira” during the six months ended June 30, 2024 (year ended December 31, 2023: $27.4 million). The amount outstanding under the facility was $125.1 million and $27.4 million as of June 30, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by Jiangsu was $147.0 million as of June 30, 2024.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from June 30, 2024 as “Current portion of long-term debt” on the “Consolidated Balance sheet.”

Drew Holdings Limited. (“Drew”) – Revolving Credit facility

In December 2022, the Company entered into a $15.0 million revolving credit facility agreement with Drew, who is a significant shareholder in the Company. The facility was available to the Company until December 31, 2023 and was repayable on December 31, 2024 at the latest. In December 2022, the Company drew $1.0 million on the revolving credit facility with Drew. This amount was fully repaid in the year ended December 31, 2023.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Effective December 18, 2023, an addendum to the Drew revolving credit facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term Secured Overnight Financing Rate (“SOFR”). The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

As of June 30, 2024, the Company has $10.0 million available to draw down from this facility.

Note 14 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of June 30, 2024 and December 31, 2023 were as follows:

		June 30, 2024		December 31, 2023
(in $ thousands)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	21,946	21,946	25,553	25,553
Liabilities
Current portion of long-term debt (2)(3)	Level 2	26,119	26,119	21,234	21,234
Long-term debt (2)(3)	Level 2	715,151	714,673	429,037	432,374

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.
(2) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rate as of June 30, 2024.
(3) Our debt obligations are recorded at amortized cost in the Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $15.3 million and $14.1 million as of June 30, 2024 and December 31, 2023, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of June 30, 2024 and December 31, 2023 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 15 - Commitments and Contingencies

Assets pledged
	June 30, 2024	December 31, 2023
(in $ thousands)
Book value of vessels secured against long-term loans	867,721	428,617
Book value of newbuildings secured against long-term loans	—	132,646
Total	867,721	561,263

Note 16 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of June 30, 2024, Drew holds 30.7% of the Company’s outstanding common shares.

In March 2022, the Company entered into a $15.0 million revolving credit facility with Magni. The facility was unsecured and interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni revolving credit facility was available to the Company until December 31, 2023 and was to be repaid latest on December 31, 2024. In December 2022, the revolving credit facility was cancelled and a new revolving credit facility with Drew was entered into on the same terms.

Effective December 18, 2023, an addendum to the Drew revolving credit facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term SOFR. The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

As of June 30, 2024, the Company has $10.0 million available to draw down from this facility.

Corporate support agreement

The Company’s incorporator and initial, sole shareholder, Magni has been the key initiator of the Himalaya project and has provided corporate and financial assistance throughout the process, including extensive assistance in connection with obtaining the financing for the installments to date as well as the private placements. The Company has entered into a corporate support agreement with Magni whereby Magni is compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement. Pursuant to the Corporate Support Agreement, Magni continued to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. The parties agreed in 2021 that compensation in the amount of $2.7 million which was to be paid by the Company to Magni in four equal tranches.

The tranches were split equally on each of the first four newbuildings delivered from New Times Shipyard in 2023, so that $0.674 million was payable on each such delivery. Such amount equals the address commission received on the first four vessels, which was agreed with the yard before the project opened to external investors.

Following the delivery of the first four vessels in 2023, the total fee of $2.7 million was paid in 2023.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 17 - Equity

The authorized share capital of the Company as of June 30, 2024 and December 31, 2023 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In January 2024, the shareholders, at a Special General Meeting, approved the transfer of $97.9 million to the Company’s Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company’s Consolidated Statement of Changes in Shareholder’s Equity).

In February 2024, the Board approved a grant of 115,000 share options to key human resources and one director. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $8.00 per share and will be reduced by any dividends and cash distributions paid.

The following cash distributions were declared in the six months ended June 30, 2024:

Declaration date	Amount per share (in $)	Payment date
February 2024	0.01	March 2024
March 2024	0.03	April 2024
April 2024	0.03	May 2024
May 2024	0.04	June 2024
June 2024	0.04	July 2024

The above cash distributions were made from the Company's Contributed Surplus account.

Note 18 - Subsequent Events

On July 8, 2024, the Board approved a cash distribution of $0.05 per share for shareholders of record as of July 19, 2024. On August 7, 2024, the Board approved a cash distribution of $0.06 per share for shareholders of record as of August 19, 2024. The distributions will be made from the Company's Contributed Surplus account.